SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.                           )*

Amyris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M 10 1

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP # 03236M 10 1	Page 2 of 9

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XII, LLC (“KPCB XII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,724,558 shares, except that KPCB XII Associates, LLC (“Associates”), the managing member of KPCB XII, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 3,724,558 shares, except that Associates, the managing member of KPCB XII, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,724,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 03236M 10 1	Page 3 of 9

1	NAME OF REPORTING PERSONS KPCB XII Founders Fund, LLC (“KPCB XII Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,952 shares, except that Associates, the managing member of KPCB XII Founders, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 67,952 shares, except that Associates, the managing member of KPCB XII Founders, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	67,952
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 03236M 10 1	Page 4 of 9

1	NAME OF REPORTING PERSONS KPCB XII Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,792,510 shares, of which 3,724,558 are directly owned by KPCB XII and 67,952 are directly owned by KPCB XII Founders.  Associates, the managing member of KPCB XII and KPCB XII Founders, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
3,792,510 shares, of which 3,724,558 are directly owned by KPCB XII and 67,952 are directly owned by KPCB XII Founders.  Associates, the managing member of KPCB XII and KPCB XII Founders, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,792,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.7%
12	TYPE OF REPORTING PERSON	OO

CUSIP # 03236M 10 1	Page 5 of 9

ITEM 1(A).                                 NAME OF ISSUER

Amyris, Inc. (the “Issuer”)

ITEM 1(B).                                   ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

5885 Hollis Street, Suite 100
Emeryville, CA

ITEM 2(A).                                 NAME OF PERSONS FILING

This Schedule is filed by Kleiner Perkins Caufield & Byers XII, LLC, a Delaware limited liability company, KPCB XII Founders Fund, LLC, a Delaware limited liability company, and KPCB XII Associates, a Delaware limited liability company. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).                                   ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, California 94025

ITEM 2(C).                                   CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).                                  TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D)                                     CUSIP NUMBER

03236M 10 1

ITEM 3.                                                   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.                                                   OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2010:

(a)                                  Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)                                 Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)                                  Number of shares as to which such person has:

CUSIP # 03236M 10 1	Page 6 of 9

(i)                                   Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)                                Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)                             Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)                            Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.                                                   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.                                                   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the operating agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

ITEM 7.                                                   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.                                                   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.                                                   NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.                                             CERTIFICATION.

Not applicable

CUSIP # 03236M 10 1	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

KLEINER PERKINS CAUFIELD & BYERS XII, LLC, a Delaware limited liability company

KPCB XII FOUNDERS FUND, LLC, a Delaware limited liability company

KPCB XII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Ted Schlein
Ted Schlein
Managing Member

CUSIP # 03236M 10 1	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP # 03236M 10 1	Page 9 of 9

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 11, 2011

KLEINER PERKINS CAUFIELD & BYERS XII, LLC, a Delaware limited liability company

KPCB XII FOUNDERS FUND, LLC a Delaware limited liability company

KPCB XII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Ted Schlein
Ted Schlein
Managing Member